UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. __)*

NEWALLIANCE BANCSHARES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

650203102
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP NO. 650203102	13G	Page 2 of 6 Pages

1.	Name of Reporting Person.
I.R.S. Identification No. of Above Person (entities only).

NewAlliance Bancshares, Inc. Employee Stock Ownership Plan (54-2148807)

2.	Check the Appropriate Box if a Member of a Group
(A) [ ]
(B) [ ]

3.	Sec Use Only

4.	Citizenship or Place of Organization

Connecticut

	5.	Sole Voting Power

NUMBER OF		0
SHARES BENE-
FICIALLY OWNED	6.	Shared Voting Power
BY EACH
REPORTING		7,288,905
PERSON WITH
	7.	Sole Dispositive Power

		0

	8.	Shared Dispositive Power

		7,288,905

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,454,562

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11.	Percent of Class Represented by Amount in Row (9)

6.53% of 114,158,736 shares of Common Stock outstanding as of December 31, 2004

12.	Type of Reporting Person

EP

CUSIP NO. 650203102	13G	Page 3 of 6 Pages

Item 1
	(a)	Name of Issuer:

NewAlliance Bancshares, Inc.

	(b)	Address of Issuer's Principal Executive Office:

195 Church Street
New Haven, Connecticut 06510

Item 2
	(a)	Name of Person Filing:

NewAlliance Bancshares, Inc. Employee Stock Ownership Plan

	(b)	Address of Principal Business Office or, if None, Residence:

195 Church Street
New Haven, Connecticut 06510

	(c)	Citizenship:

Connecticut

	(d)	Title of Class of Securities:

NewAlliance Bancshares, Inc. Common Stock, par value $0.01 per share

	(e)	CUSIP Number:

650203102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(f)	[X]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

CUSIP NO. 650203102	13G	Page 4 of 6 Pages

Item 4.		Ownership.

	(a)	Amount beneficially owned:

7,454,562

	(b)	Percent of class:

6.53% (based upon 114,158,736 shares issued and outstanding as of December 31, 2004).

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 7,288,905

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 7,288,905

The Reporting Person is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), with individual accounts for the accrued benefits of participating employees and their beneficiaries of NewAlliance Bancshares, Inc. and its subsidiaries. The number of shares listed as beneficially owned by the Reporting Person represents the entire number of shares of NewAlliance Bancshares, Inc. Common Stock held by the trustee as of December 31, 2004. In general, participants have the power and authority to direct the voting of shares of NewAlliance Bancshares, Inc. Common Stock allocated to their individual accounts. Accordingly, such allocated shares are not included as shares over which the Reporting Person has sole or shared voting power. Allocated shares not voted by participants and beneficiaries will not be voted by the trustee, subject to ERISA. Unallocated shares are required to be voted by the trustee, subject to ERISA, in the same manner that the majority of the shares of NewAlliance Bancshares, Inc. Common Stock which have been allocated to participants and beneficiaries are voted. Allocated shares not voted by participants and beneficiaries and the allocated shares which abstained will be disregarded in determining the manner in which a majority of the allocated shares were actually voted. The Reporting Person shares dispositive power over all unallocated Common Stock held by the Reporting Person. The Reporting Person shares dispositive power over allocated Common Stock with participating employees and their beneficiaries, who have the right to determine whether Common Stock allocated to their respective accounts will be tendered in response to a tender offer but otherwise has no dispositive power. Any unallocated Common Stock is generally required to be tendered by the Plan Trustee in a tender offer in the same proportion as Common Stock which has been allocated to Participants is directed to be tendered. In certain circumstances, ERISA may confer upon the trustee the power and duty to control the voting and tendering of NewAlliance Bancshares, Inc. Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights as well as the voting and tendering of unallocated NewAlliance Bancshares, Inc. Common Stock. Under the terms of the NewAlliance Bancshares, Inc. Employee Stock Ownership Plan, no shares of NewAlliance Bancshares, Inc. Common Stock have been allocated at this time.

CUSIP NO. 650203102	13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, or (ii) used to pay principal and interest on outstanding indebtedness incurred by the Reporting Person to acquire Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 650203102	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NewAlliance Bancshares, Inc. Employee Stock Ownership Plan

By: Its Plan Administrator

Date: January 19, 2005	By: /s/ Barbara Bauer
Name: Barbara Bauer
Title: Vice President - Human Resources